UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2026

Timothy C. Huffmyer
President and Chief Executive Officer
Smith Micro Software, Inc.
5800 Corporate Drive
Pittsburgh, PA 15237

Re: Smith Micro Software, Inc.
Registration Statement on Form S-1
Filed July 10, 2026
File No. 333-297376

Dear Timothy C. Huffmyer:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Charli Wilson at 202-551-6388 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Jennifer Minter, Esq.